Mail Stop 6010


      February 16, 2006


Mr. Peter C. Farrell
Chief Executive Officer
Resmed, Inc.
14040 Danielson Street
Poway, CA  92064-6857

	Re:	Resmed, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
Forms 10-Q for the Quarter Ended September 30, 2005 and December
31,
   2005
File No.  001-15317

Dear Mr. Farrell:

      We have reviewed your filings and your response letter dated January 10, 2006 and we have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Note 18.  Business Acquisitions, page F-25

1. Please refer to prior comment 3.  We note from your response dated
January 10, 2006 that you capitalized $30.7 million in developed technology that represents proprietary know-how associated with Saime`s current portfolio of products that was technologically feasible at the date of acquisition. Please tell us and revise your note to clearly explain what you mean by proprietary know-how and how
it meets the definition of an intangible asset outlined in
paragraph
39 of SFAS 141.   Within your discussion, please explain the
products
that were feasible at the date of the acquisition.

Form 10-Q for the Quarters Ended September 30, 2005 and December
31,
2005

Note 2.  Summary of Significant Accounting Policies, page 6

-(R)  Stock-Based Employee Compensation, page 14

2. Please revise your future filings to remove the 2005 interim reporting period pro forma net income and related per share disclosures and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior period during which awards were accounted for under the intrinsic value method pursuant to APB
25.  Refer to the guidance in paragraph 84 of SFAS 123(R).

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief




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Mr. Peter C. Farrell
Resmed, Inc.
February 16, 2006
Page 3